Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated October 5, 2017

Relating to Preliminary Prospectus dated October 4, 2017

Registration Statement No. 333-220800

73,365,231 Shares of Voting Common Stock

This free writing prospectus relates only to the shares of voting common stock described below (the “Common Stock”) and should be read together with the preliminary prospectus dated October 4, 2017 (including the documents incorporated by reference therein) relating to this offering (the “Preliminary Prospectus”), included in the Registration Statement on Form S-3 (File No. 333-220800) relating to these securities. The following information supplements and updates the information contained in the Preliminary Prospectus. Capitalized term used but not defined herein have the meaning ascribed to them in the Preliminary Prospectus.

Issuer:	Globalstar, Inc. (the “Company” or “we”)

Symbol:	GSAT (NYSE American)

Size:	$121,052,631.15

Total Shares Offered:	73,365,231 shares

Option to Buy Additional Shares:	11,004,784 shares

Offer Price:	$1.6500 per share

Gross Spread:	$0.0825 per share

Net Price:	$1.5675 per share

Net Proceeds (after underwriting discounts and commissions and estimated expenses):	Approximately $114,799,999.59 or approximately $132,049,998.51 if the underwriters exercise their option to buy additional shares in full

Potential Purchases by Affiliates of Controlling Shareholder:

Our controlling shareholder, Thermo Capital Partners LLC and its affiliates (collectively, “Thermo”), has indicated an interest in purchasing an aggregate amount of up to 27,607,656 shares of Common Stock in this offering at the net price for a total settlement amount of $43,275,000.78. The underwriters will not receive the gross spread on any shares of Common Stock sold to Thermo. Thermo is controlled by James Monroe III, our Chairman and Chief Executive Officer. Following such an investment, Thermo would beneficially own approximately 56.3% of our Common Stock after the offering or 55.8% if the underwriters exercise their option to purchase additional shares in full, compared to 57.5% before the offering. However, because indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, fewer or no shares in this offering to Thermo or Thermo may determine to purchase more, fewer or no shares in this offering.

Use of Proceeds:

As required under our Facility Agreement, we intend to use 80% of the net proceeds from this offering for deposits into a restricted account that may only be used to pay obligations under our Facility Agreement and the remainder for general corporate purposes.

Trade Date:	Friday, October 6, 2017

Expected Closing Date:	Wednesday, October 11, 2017

Underwriters:	Morgan Stanley & Co. LLC Cantor Fitzgerald & Co. Chardan Capital Markets, LLC

The issuer has filed a Registration Statement on Form S-3 (including a prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) which became automatically effective upon filing for the offering to which this communication relates. Before you invest, you should read the prospectus in that Registration Statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from the representatives of the underwriters: Morgan Stanley, Attention: Prospectus Department, 180 Varick Street, Second Floor, New York, New York 10014.